Exhibit 99.2

Instrument of Proxy for the 2015 Annual and Special Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of Penn West Petroleum Ltd. (“Penn West”) in connection with the 2015 Annual and Special Meeting of Shareholders to be held on Wednesday, May 13, 2015 at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of The Metropolitan Conference Centre, 333 Fourth Ave SW, Calgary, Alberta and any adjournments or postponements thereof (the “Meeting”).

The undersigned shareholder(s) of Penn West hereby appoints David E. Roberts, President and Chief Executive Officer of Penn West, of the City of Calgary, in the Province of Alberta or, failing him, Richard L. George, Chairman of the Board of Penn West, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Meeting. The shares represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and where the shareholder has specified a choice with respect to the matters below will be voted as directed below or, if no direction is given, will be voted in favour of the matter.

Print the name of the person you are appointing if this person is someone other than the individuals listed above.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

		FOR	WITHHOLD
1.	Appointment of Auditor

	An ordinary resolution to appoint Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as auditor of Penn west for the ensuing year.	☐	☐

			FOR	WITHHOLD
2.	Election of Directors

	01	George H. Brookman	☐	☐

	02	John Brydson	☐	☐

	03	Raymond D. Crossley	☐	☐

	04	Gillian H. Denham	☐	☐

	05	William A. Friley	☐	☐

	06	Richard L. George	☐	☐

	07	David E. Roberts	☐	☐

	08	Jay W. Thornton	☐	☐

3.	Vote on reduction in stated capital		FOR	AGAINST

A special resolution approving a reduction in the stated capital of Penn West as more particularly described in the information circular and proxy statement of Penn West dated April 1, 2015 (the “Information Circular”).

			☐	☐

4.	Advisory vote on Executive Compensation		FOR	AGAINST

	Advisory vote approving Penn West’s approach to executive compensation as more particularly described in the Information Circular.		☐	☐

The undersigned hereby revokes any proxies previously given with respect to the Meeting.

Dated:
	(MM/DD/YY)	(signature(s) of shareholder(s))

 NOTES:

1.

Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the name of the shareholder’s appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote.

2.	If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

3.

This Instrument of Proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of Penn West.

4.	Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such.

5.

This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted to CST Trust Company any time up to 10:00 a.m. (Mountain Daylight Time) on May 11, 2015 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment(s) or postponement(s) of the Meeting (the “Proxy Deadline”).

6.

If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted any time up to the Proxy Deadline.

7.	For further information, see “Voting Information – Solicitation of Proxies” in the Information Circular.

8.	A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) or postponement(s) of that meeting.

9.

The proxyholder has discretionary authority on any amendments or variations to the matters set forth herein and any other matters that may properly come before the meeting. As at April 1, 2015, management of Penn West was not aware that any such amendments, variations or other matters that are to be presented at the meeting.

Control Number

HOW TO VOTE

INTERNET	TELEPHONE

• Go to www.cstvotemyproxy.com • Cast your vote online • View Meeting documents	Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760

You will need your Control Number. If you choose to vote online, please do not return this Instrument of Proxy.	FAX
MAIL	Fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

• Complete and return this Instrument of Proxy in the envelope provided or send to:	EMAIL

CST Trust Company	Scan and email to proxy@canstockta.com.
P.O. Box 721
Agincourt, ON M1S 0A1
To vote using your smartphone, please scan this QR Code